UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
        Washington, D. C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __ )*

Eastex Energy Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

277239109
(CUSIP Number)

Gary P. Cooperstein, Esq.
Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, New York  10004
Telephone: (212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 8, 1995
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 277239109

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
El Paso Natural Gas Company
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [ ]
(b)     [x]


3
SEC USE ONLY
4
SOURCE OF FUNDS*

WC
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]


6
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7
SOLE VOTING POWER

- - 0 -
8
SHARED VOTING POWER
3,340,500; see Item 4 (includes 300,000 shares with respect to which the reporting person may be deemed to share voting power, as described in Item 4)
9
SOLE DISPOSITIVE POWER

- - 0 -
10
SHARED DISPOSITIVE POWER DO NOT TYPE IN THIS CELL


3,040,500; see Item 4
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,340,500; see Item 4  (includes 300,000 shares with respect to which the reporting person may be deemed to share voting power, as described in Item 4)
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) DO NOT TYPE IN
THIS CELL

48% (includes 300,000 shares with respect to which the
reporting person may be deemed to share voting power, as
described in Item 4)
14
TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

El Paso Acquisition Company
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [ ]
(b)     [x]


3
SEC USE ONLY
4
SOURCE OF FUNDS*

WC, AF
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]


6
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7
SOLE VOTING POWER

- - 0 -
8
SHARED VOTING POWER

3,340,500; see Item 4 (includes 300,000 shares with respect
to which the reporting person may be deemed to share voting
power, as described in Item 4)
9
SOLE DISPOSITIVE POWER

- - 0 -
10
SHARED DISPOSITIVE POWER


3,040,500; see Item 4
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,340,500; see Item 4 (includes 300,000 shares with respect
to which the reporting person may be deemed to share voting
power, as described in Item 4)
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48% (includes 300,000 shares with respect to which the
reporting person may be deemed to share voting power, as
described in Item 4)
14
TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. Security and Issuer
This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, $.01 par value ("Common Shares"), of Eastex Energy Inc. ("Eastex"). The principal executive offices of Eastex are located at 1000 Louisiana, Suite 1100, Houston, Texas 77002.
ITEM 2. Identity and Background
This Schedule 13D is being filed by El Paso Natural Gas
Company, a Delaware corporation ("El Paso"), and El Paso Acquisition Company, a Delaware corporation and a wholly owned subsidiary of El Paso ("El Paso Acquisition"). El Paso and El Paso Acquisition are sometimes collectively referred to herein as the "Filing Persons." The principal business and executive offices of El Paso and El Paso Acquisition are located at One Paul Kayser Center, 100 North Stanton Street, El Paso, Texas 79901.

El Paso is a natural gas pipeline company engaged principally in the interstate transportation of natural gas through a fully integrated and federally regulated pipeline system. El Paso Acquisition is a wholly owned subsidiary of El
Paso and has not engaged in any business, other than in connection with the matters described in this Schedule 13D.

Schedule I hereto contains certain information with respect to the executive officers and directors of each of the Filing Persons, including their business addresses, their principal occupations or employment, the name, principal businesses and address of any corporation or other organization in which such employment is conducted and their citizenship.

Neither the Filing Persons nor, to the knowledge of the Filing Persons, any of the executive officers or directors of either of the Filing Persons, has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding resulting in its or his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, the federal or state securities laws or finding any violations with respect to such laws.
ITEM 3. Source and Amount of Funds or Other Consideration
Pursuant to the terms of the Stockholder Agreements referred to in
Item 4 below, subject to certain conditions, El Paso
Acquisition has the option to acquire (i) 2,393,000
Common Shares and (ii) warrants to purchase 647,500
Common Shares (each, an "Option" and, collectively, the "Options") at an aggregate cash price of $12,064,250.
Pursuant to the Phillips Stockholder Agreement referred to in Item 4 below, El Paso Acquisition has the right to acquire 2,393,000 Common Shares for a cash price of $4.50 per share. Pursuant to the RIMCO Stockholder Agreement referred to in Item 4 below, El Paso Acquisition has the right to acquire (i) 487,500 warrants to purchase Common
Shares for a cash price of $2.50 per warrant and (ii)
160,000 warrants to purchase Common Shares for a cash price of $.50 per warrant. Funds for any exercise of the Options will be obtained from working capital of El Paso.

ITEM 4. Purpose of Transaction
El Paso, El Paso Acquisition and Eastex have entered into an Agreement and Plan of Merger, dated as of May 8, 1995 (the "Merger Agreement"), which provides for the merger (the "Merger") of Eastex with and into El Paso Acquisition. As a result of the Merger, El Paso will acquire the entire equity interest in Eastex, and each Common Share outstanding prior to the effective time of the Merger (other than Common Shares issued and held in Eastex's treasury and Common Shares owned by El Paso or its majority-owned subsidiaries) will be converted into the right to receive $4.50 either (i) in common stock of El Paso (subject to a maximum and minimum exchange ratio of .1629 and .1485, respectively) or (ii) in cash (subject to the amount of cash paid in the Merger and otherwise to acquire Common Shares and warrants of Eastex not exceeding 49% of the total consideration paid). A copy of the Merger Agreement is attached hereto as Exhibit A and incorporated herein by reference.
        Stockholder Agreements
In connection with the execution of the Merger Agreement, on May 8, 1995, El Paso and El Paso Acquisition entered into stockholder agreements with Mr. Robert G. Phillips ("Phillips"), Chairman of the Board and Chief Executive Officer of Eastex (the "Phillips Stockholder Agreement"), and RIMCO Partners, L.P., RIMCO Partners, L.P. II, RIMCO Partners, L.P. III and RIMCO Partners, L.P. IV (collectively, the "RIMCO Entities" and, together with Phillips, the "Stockholders") (the "RIMCO Stockholder Agreement" and, together with the Phillips Stockholder Agreement, the "Stockholder Agreements"). The Phillips Stockholder Agreement provides, among other things, for the grant by Phillips to El Paso Acquisition of an Option to purchase 2,393,000 Common Shares at an exercise price of $4.50 per share in cash. The RIMCO Stockholder Agreement provides, among other things, for the grant by the RIMCO Entities of an Option to purchase warrants to purchase 647,500 Common Shares at an exercise price per warrant equal to the excess of (x) $4.50 (or such higher cash price per share as may be paid pursuant to the Merger Agreement) over (y) the exercise price per Common Share of each such warrant ($2.00 in the case of 487,500 warrants and $4.00 in the case of 160,000 warrants), multiplied by the number of Common Shares covered by such warrant. The Common Shares and warrants covered by the Options are hereinafter referred to as the "Optioned Securities."

Pursuant to each of the Stockholder Agreements, El Paso Acquisition may exercise the Option granted pursuant to such Stockholder Agreement in whole but not in part at any time after all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the exercise of such Option have expired or been terminated, by written notice specifying a date and time for the closing not later than ten business days from the date of such notice (which date and time may be one day after the delivery of such notice or earlier if reasonably practicable), but only if (x) the Merger Agreement shall have been terminated and (y) either (i) the stockholders of Eastex shall have failed to approve the Merger at the stockholders' meeting contemplated by Section 7.3 of the Merger Agreement (the "Stockholders' Meeting"), (ii) the Stockholders' Meeting shall not have occurred (other than by reason of a breach by El Paso or El Paso Acquisition of its obligations under the Merger Agreement), or (iii) the termination fee contemplated by Section 9.5(b) of the Merger Agreement shall have become due and payable.

Except as provided below, the Option granted pursuant to the Phillips Stockholder Agreement expires on the earliest of (a) the Effective Time (as defined in the Merger Agreement) or (b) twelve months after the termination of the Merger Agreement, and the Option granted pursuant to the RIMCO Stockholder Agreement expires on the earliest of (a) the Effective Time, (b) twelve months after termination of the Merger Agreement (but in any event not later than December 31, 1996) or (c) 60 days after receipt by El Paso of the termination fee contemplated by Section 9.5(b) of the Merger Agreement. However, if either Option cannot be exercised prior to the earliest date described above by reason of any applicable injunction, decree, order or similar restraint issued by a court, such Option will expire on the later of such earliest date or the tenth business day after such impediment to exercise shall have been removed or when such injunction, decree, order or similar restraint shall have become permanent and no longer subject to appeal, as the case may be (the expiration date of each Option described in this paragraph is referred to herein as the "Expiration Date").

Each Stockholder has agreed that (a) during the period from the date of the applicable Stockholder Agreement until the Expiration Date thereof, except in accordance with the provisions of the Stockholder Agreement, each Stockholder will not: (i) sell, transfer, pledge, hypothecate, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, assignment or other disposition of, any Optioned Securities owned by him; (ii) deposit any Optioned Securities into a voting trust, or grant any proxies or enter into a voting agreement with respect to any Optioned Securities; or (iii) initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to Eastex's stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, Eastex or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; except that any Stockholder who is a member of the board of directors of Eastex may discuss such proposals at meetings of the board of directors of Eastex and, solely to the extent permitted by Section 7.1 of the Merger Agreement, any Stockholder who is a member of the board of directors or an officer of Eastex may engage in discussions or negotiations with, or provide confidential information or data to third parties (other than El Paso Acquisition, its affiliates, permitted assigns or representatives) in connection with an Acquisition Proposal; (b) any additional Common Shares, warrants, options or other securities or rights exercisable for, exchangeable for or convertible into Common Shares (collectively, "Equity Securities") acquired by the Stockholder will become subject to the applicable Stockholder Agreement and will, for all purposes of such Stockholder Agreement, be considered Optioned Securities; and (c) such Stockholder will not engage in any action or omit to take any action which would have the effect of preventing or disabling such Stockholder from delivering his Optioned Securities to El Paso Acquisition or otherwise performing such Stockholder's obligations under the applicable Stockholder Agreement.

Under the Stockholder Agreements, each Stockholder has agreed that, during the time the applicable Stockholder Agreement is in effect, at any meeting of the stockholders of Eastex, however called, and in any action by written consent of the stockholders of Eastex, such Stockholder will (a) vote all voting Equity Securities of such Stockholder in favor of the Merger; (b) not vote any voting Equity Securities in favor of any action or agreement which would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Eastex under the Merger Agreement; and (c) vote all voting Equity Securities of such Stockholder against any action or agreement which would impede, interfere with or attempt to discourage the Merger, including, but not limited to: (i) any Acquisition Proposal (other than the Merger) involving Eastex or any of its subsidiaries; (ii) any change in the management or board of directors of Eastex, except as otherwise agreed to in writing by El Paso Acquisition; (iii) any material change in the present capitalization or dividend policy of Eastex; or (iv) any other material change in Eastex's corporate structure or business.

In addition, pursuant to the terms of the Stockholder
Agreements, at the request of El Paso Acquisition, each Stockholder has agreed to execute and deliver to El Paso Acquisition an irrevocable proxy and irrevocably appoint El Paso Acquisition or its designees, its attorney and proxy to vote all voting Equity Securities of such Stockholder, for all purposes whatsoever, with full power of substitution. Any such proxy will terminate upon the termination of the applicable Stockholder Agreement.
        Other Matters
In connection with the Merger Agreement, and as a condition to the obligations of El Paso and El Paso Acquisition to effect the merger, Heath Petra Resources, Inc. ("HPRI"), a wholly owned subsidiary of Eastex, on May 5, 1995, entered into a Letter of Intent (the "Letter of Intent") to amend certain employment agreements and related agreements between HPRI and Brian Heath, Doug Morgan and Scott Gaddis (collectively, the "HPRI Managers"), which included, among other things, an agreement by the HPRI Managers to vote an aggregate of 300,000 Common Shares in favor of the Merger.

        Pursuant to Section 7.15 of the Merger Agreement, El
Paso and El Paso Acquisition have the right to acquire Common Shares in the open market or in private transactions prior to the consummation of the Merger. Depending upon market conditions and other factors, El Paso and El Paso Acquisition may exercise this right at any time or from time to time prior to the Merger.

The Phillips Stockholder Agreement, the RIMCO Stockholder
Agreement and the Letter of Intent are attached hereto as Exhibits B, C, and D, respectively, and incorporated herein by reference, and the foregoing descriptions of such agreements are qualified in their entirety by reference to the complete text of such agreements.

The Common Shares are registered under the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and are traded on the NASDAQ - National Market System. If the Merger is consummated, the Common Shares will be deregistered under the Exchange Act and will cease to be quoted on the NASDAQ - National Market System.
ITEM 5. Interest in Securities of the Issuer
By reason of the execution of the Stockholder Agreements, El Paso and El Paso Acquisition may be deemed to share voting power and dispositive power with respect to 2,393,000 Common Shares subject to the Phillips Stockholder Agreement and warrants to purchase 647,500 Common Shares subject to the RIMCO Stockholder Agreement and may be deemed to share voting power over 300,000 Common Shares subject to the Letter of Intent. The foregoing shares represent in the aggregate approximately 48% of the outstanding Common Shares, assuming the exercise of the warrants and no other options, warrants or convertible or exchangeable securities of Eastex.

Except as indicated in Item 6, neither the Filing Persons nor, to the knowledge of the Filing Persons, any of the persons listed in Schedule I hereto, presently owns any Common Shares, or has effected any transaction in the Common Shares during the past sixty (60) days.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Item 4 for a description of the Merger
Agreement, the Stockholder Agreements and the Letter of Intent.

Except as reported above and in Item 4, neither the Filing Persons nor, to the knowledge of the Filing Persons, any executive officer or director of either of the Filing
Persons, has any contract, arrangement, understanding or relationship with any person with respect to any securities of Eastex, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits
Exhibit A -- Agreement and Plan of Merger, dated as of May 8,
             1995, between El Paso Natural Gas Company, El Paso
             Acquisition Company and Eastex Energy Inc.

Exhibit B -- Stockholder Agreement, dated as of May 8, 1995, among Robert G. Phillips, El Paso Natural Gas Company and El Paso Acquisition Company.

Exhibit C -- Stockholder Agreement, dated as of May 8, 1995, among RIMCO Partners, L.P., RIMCO Partners, L.P. II, RIMCO Partners, L.P. III, RIMCO Partners, L.P. IV, El Paso Natural Gas Company and El Paso Acquisition Company.

Exhibit D -- Letter of Intent to Amend the Employment Agreements
             and Related Agreements between Heath Petra Resources, Inc. and Brian Heath, Doug Morgan and Scott Gaddis dated April 23, 1993, dated May 5, 1995, between Heath Petra Resources, Inc., Brian N. Heath, Douglas
             D. Morgan and Scott C. Gaddis.

SIGNATURE
After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
EL PASO NATURAL GAS COMPANY
By:      /s/ H. Brent Austin
Name:    H. Brent Austin
Title:   Executive Vice President and
         Chief Financial Officer
EL PASO ACQUISITION COMPANY

By:      /s/ H. Brent Austin
Name:    H. Brent Austin
Title:   Vice President
         and Treasurer
Dated: May 18, 1995

Schedule I

Executive Officers and Directors of
El Paso Natural Gas Company


Name and Citizenship           Business Address
Position/Principal Occupation

Executive Officers & Directors:

William A. Wise                El Paso Natural Gas Company
(United States Citizen)        100 North Stanton Street
Chairman of the Board,         El Paso, Texas 79901
President and Chief
Executive Officer

H. Brent Austin                El Paso Natural Gas Company
(United States Citizen)        100 North Stanton Street
Executive Vice President and   El Paso, Texas 79901
Chief Financial Officer

Richard Owen Baish             El Paso Natural Gas Company
(United States Citizen)        100 North Stanton Street
Executive Vice President       El Paso, Texas 79901

Michael C. Holland             El Paso Natural Gas Company
(United States Citizen)        100 North Stanton Street
Senior Vice President          El Paso, Texas 79901

Joel Richards III              El Paso Natural Gas Company
(United States Citizen)        100 North Stanton Street
Senior Vice President          El Paso, Texas 79901

John W. Somerhalder II         El Paso Natural Gas Company
(United States Citizen)        100 North Stanton Street
Senior Vice President          El Paso, Texas 79901

Larry R. Tarver                El Paso Natural Gas Company
(United States Citizen)        100 North Stanton Street
Senior Vice President          El Paso, Texas 79901

Britton White, Jr.             El Paso Natural Gas Company
(United States Citizen)        100 North Stanton Street
Senior Vice President          El Paso, Texas 79901
and General Counsel

Byron Allumbaugh                Ralphs Grocery Company
(United States Citizen)         1100 West Artesia Boulevard
Director of El Paso/Chairman    Compton, CA 90220
of the Board and Chief
Executive Officer of Ralphs
Grocery Company

Eugenio Garza Lagera           FEMSA
(Mexican Citizen)               Ave. Alfonso Reyes
Director of El Paso/Chairman    No. 2202 Norte
of the Board of Valores         Monterrey, N.L. 64000
Industriales, S.A. ("VISA")     Mexico
and Fomento Economico
Mexicano, S.A. de C.V.
("FEMSA"), Chairman of the
Board of Regents of Instituto
Tecnologico Y de Estudios
Superiores De Monterrey,
and Chairman of the Board of
Grupo Financiero Bancomer
and BANCOMER

James F. Gibbons                Stanford University
(United States Citizen)         School of Engineering
Director of El Paso/Faculty of  Terman 214 (Mail Stop 4027)
Stanford University and Dean    Stanford, CA 94305-4027
of Stanford University School
of Engineering

Ben F. Love                     Texas Commerce
(United States Citizen)         Bancshares, Inc.
Director of El Paso/Investor    Texas Commerce Tower
                                600 Travis, 18th Floor
                                Houston, TX 77002

Kenneth L. Smalley              3686 Lost Creek Blvd.
(United States Citizen)         Austin, TX 78735
Director of El Paso/Retired

Malcolm Wallop                  Frontiers of Freedom
(United States Citizen)          Foundation
Director of El Paso/President   1735 North Lynn Street
of Frontiers of Freedom         Suite 1050
Foundation                      Arlington , VA 22209

Schedule I

Executive Officers and Directors of
El Paso Acquisition Company


Name and Citizenship           Business Address
Position/Principal Occupation

Executive Officers & Directors:

William A. Wise                El Paso Natural Gas Company
(United States Citizen)        100 North Stanton Street
President/Director             El Paso, Texas 79901

H. Brent Austin                El Paso Natural Gas Company
(United States Citizen)        100 North Stanton Street
Vice President and Treasurer/  El Paso, Texas 79901
Director

Richard Owen Baish             El Paso Natural Gas Company
(United States Citizen)        100 North Stanton Street
Senior Vice President/         El Paso, Texas 79901
Director






SCHEDULE 13D
CUSIP No.
277239109